Exhibit 99.3

Sopra Steria Elevates Service Center Performance with NiCE,

Advancing AI-Driven Operational Excellence Across Europe

With NiCE CXone and Copilot, Sopra Steria has a secure platform which consolidates communication channels into a single agent interface where 90% of calls are answered within 20 seconds

Hoboken, N.J., Jul 2, 2026—NiCE (Nasdaq: NICE) today announced that Sopra Steria, a major European technology leader with 50,000 employees across 30 countries, is advancing its service center operations with NiCE’s leading CX AI platform, CXone, bringing agentic AI-powered assistance to its agent workforce and delivering measurable improvements in efficiency, service quality, and customer experience. With the deployment of CXone, Sopra Steria reaffirms its commitment to sustainably modernize its services and strengthen operational excellence across its platform.

CXone is fully integrated into Sopra Steria’s existing ecosystem, including ITSM tools, Active Directory, and monitoring systems. It provides intelligent routing, full interaction traceability, advanced reporting capabilities, and real-time dashboards for SLA management. Deployed across multiple countries (France, Poland, and India) and supporting more than 2,000 employees, the solution supports high standards in terms of security, regulatory compliance (GDPR), and business continuity. Its cloud architecture ensures high availability, dynamic scalability, and unified disaster recovery and business continuity plans (DRP/BCP) across all channels.

Sopra Steria has also deployed Copilot for Agents across its service centers, empowering approximately 800 agents supporting major European brands. The solution marks a significant milestone in Sopra Steria’s AI-driven transformation strategy. With CXone and Copilot, Sopra Steria now benefits from a secure platform capable of consolidating all communication channels—voice, email, chat, and digital—into a single interface for agents. This ensures a service level agreement (SLA) with 90% of calls answered within 20 seconds. This unification has significantly improved user experience, streamlined customer journeys, and enhanced the operational efficiency of support teams.

Sopra Steria’s Digital Platform Services division, which manages more than 1.2 million annual inbound interactions, is leveraging Copilot to assist agents in handling complex IT service queries. By providing real-time contextual guidance, recommended responses, and automated interaction summaries, Copilot enhances agent performance while reducing cognitive load and accelerating resolution times.

Delivered within a controlled timeline of less than three months, the project included a prototyping phase, phased deployment, and comprehensive support for teams, including training, change management, and ongoing assistance. It is already contributing directly to improved service quality, user satisfaction, and overall performance of support operations.

“NiCE is redefining Sopra Steria’s service operations by embedding agentic AI directly into the flow of work and is transforming its service centers into intelligent, adaptive environments where agents are empowered with real-time guidance to resolve complex issues faster, deliver consistent outcomes, and elevate every customer interaction,” said Darren Rushworth, President, NiCE International.

“The deployment of NiCE CXone and Copilot for Agents marks a pivotal step in our AI-driven transformation. By integrating real-time agentic AI into our service centers, we are enabling our teams to manage complexity more effectively, accelerate resolution times, and deliver consistent, high-quality service at scale,” said Xavier Deweer, CTO, Sopra Steria.

As one of NiCE’s first AI deployments in France, this collaboration highlights the growing demand for agentic AI in IT service centers and reinforces NiCE’s leadership in delivering enterprise-grade AI innovation. By embedding AI directly into the agent's workflow, NiCE enables organizations to transform service operations into proactive, intelligent experiences while maintaining a strong, human-centered approach.

About Sopra Steria

Sopra Steria, a major Tech player in Europe with 51,000 employees in nearly 30 countries, is recognized for its consulting, digital services and solutions. It helps its clients drive their digital transformation and obtain tangible and sustainable benefits. The Group provides end-to-end solutions to make large companies and organizations more competitive by combining in-depth knowledge of a wide range of business sectors and innovative technologies with a collaborative approach. Sopra Steria places people at the heart of everything it does and is committed to putting digital to work for its clients in order to build a positive future for all. In 2025, the Group generated revenues of €5.6 billion. (SOP) is listed on Euronext Paris (Compartment A)—ISIN: FR0000050809.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.